Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sigal Fattal, Merav Shaul-Shalem and Sassi Masliah, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Evogene Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on April 6, 2015 at the 2015 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Rehovot, Rehovot Park, Israel, on Tuesday, May 5, 2015 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 3, 6 and 7), this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 3, 6 or 7, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

May 5, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

			FOR	AGAINST	ABSTAIN

Directions (Proposals 3, 6 and 7) If you possess a Personal Interest (as described in the Proxy Statement) in the approval of any of Proposals 3, 6 or 7 and wish to vote “For” or “Against” any such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company’s Corporate Secretary at +972-8-9311971 or (Fax; +972-8-9466724), who will advise you as to how to submit your vote for that proposals	1.
Reelection of each of the following directors for a one-year term that expires at the next annual general meeting of shareholders of the Company, upon the election and due qualification of his or her successor:

(a) Mr. Martin S. Gerstel

(b) Mr. Ziv Kop

(c) Dr. Adina Makover

(d) Mr. Akiva  Mozes

(e) Mr. Leon Y. Recanati

(f) Dr. Simcha Sadan

			☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐
	2.	Procurement of coverage under the Company’s Directors' and Officers' Liability, or D&O, insurance policy, effective as of November 20, 2014.	☐	☐	☐
	3.	Amendment of Section 5.1.1.4 of the Company's Officers Compensation Policy with respect to compensation of directors.	☐	☐	☐
	4.	Approval of compensation to be paid to Mr. Martin Gerstel, Chairman of Board of Directors.	☐	☐	☐
	5.	Re-appointment of Kost, Forer, Gabbay & Kasierer as the Company's independent, external auditors for the year ending December 31, 2015.	☐	☐	☐
	6.	Approval of payment of $86,500 cash bonus to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, in respect of 2014.	☐	☐	☐
	7.	Approval of grant of options to purchase 170,000 ordinary shares to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer.	☐	☐	☐

By filling out and returning this proxy card with respect to Proposals 3,4,6 and 7 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposals, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.